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                            February 5, 2024

       Timothy Sheehy
       Chief Executive Officer
       Bridger Aerospace Group Holdings, Inc.
       90 Aviation Lane
       Belgrade, Montana 59714

                                                        Re: Bridger Aerospace
Group Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 26,
2024
                                                            File No. 333-276721

       Dear Timothy Sheehy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Brian
Fetterolf at 202-551-6613 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Trade & Services
       cc:                                              Michael P. Heinz